CUSIP No. 0003611281                                          Page 1 of 6 pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)[FN1]

                        FUSION MEDICAL TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   0003611281
                                 (CUSIP Number)

                                DECEMBER 31, 1999
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)



--------
[FN1]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. 0003611281                                           Page 2 of 6 pages



1)   Name of Reporting Person                 Domain Partners
     I.R.S. Identification                    III, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                     Delaware
     of Organization

Number of                                   5)   Sole Voting       -0-
Shares Beneficially                              Power
Owned by Each
Reporting Person
With
                                            6)   Shared Voting
                                                 Power             -0-

                                            7)   Sole Disposi-     -0-
                                                 tive Power

                                            8)   Shared Dis-
                                                 positive Power    -0-

9)   Aggregate Amount Beneficially                                 -0-
     Owned by Each Reporting person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                                -0-
     Amount in Row (9)

12)  Type of Reporting
     Person                                                        PN





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CUSIP No. 0003611281                                           Page 3 of 6 pages


1)   Name of Reporting Person                 DP III Associates,
     I.R.S. Identification                    L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                       Delaware
     of Organization

Number of                                   5)   Sole Voting       -0-
Shares Beneficially                              Power
Owned by Each
Reporting Person
With
                                            6)   Shared Voting
                                                 Power             -0-

                                            7)   Sole Disposi-     -0-
                                                 tive Power

                                            8)   Shared Dis-
                                                 positive Power    -0-

9)   Aggregate Amount Beneficially                                 -0-
     Owned by Each Reporting person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                                -0-
     Amount in Row (9)

12)  Type of Reporting
     Person                                                        PN




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CUSIP No. 0003611281                                           Page 4 of 6 pages



1)   Name of Reporting Person                 Domain Associates,
     I.R.S. Identification                    L.L.C.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                     Delaware
     of Organization

Number of                                   5)   Sole Voting   8,285 shares
Shares Beneficially                              Power         of Common Stock
Owned by Each                                                  (including shares
Reporting Person                                               restricted and
With                                                           subject to
                                                               vesting)
                                            6)   Shared Voting
                                                 Power               -0-

                                            7)   Sole Disposi-       -0-
                                                 tive Power



                                            8)   Shared Dis-
                                                 positive Power      -0-


9)   Aggregate Amount Beneficially                                   -0-
     Owned by Each Reporting person



10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                                 -0-
     Amount in Row (9)

12)  Type of Reporting
     Person                                                         OO




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CUSIP No. 0003611281                                           Page 5 of 6 pages


                AMENDMENT NO. 2 TO SCHEDULE 13G (FINAL AMENDMENT)

          Reference is hereby made to the statement on Schedule 13G originally filed on February 13, 1997 and Amendment No. 1 thereto filed on February 9, 1999 (as so amended, the "Schedule 13G"). Terms used in the Schedule 13G are used herein as so defined.

          The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4 - Ownership.

         (a)   Amount Beneficially Owned:

         Domain III: -0-
         DP III A: -0-
         DA: -0-

         (b)   Percent of Class:

         Domain III: -0-
         DP III A: -0-
         DA: -0-

         (c)   Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:

         Domain III: -0-
         DP III A: -0-
         DA: -0-

         (ii)  shared power to vote or to direct the vote:  -0-

         (iii) sole power to dispose or to direct the disposition of:

         Domain III: -0-
         DP III A: -0-
         DA: -0-

         (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 - Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [X].





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CUSIP No. 0003611281                                           Page 6 of 6 pages






Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           DOMAIN PARTNERS III, L.P.
                                           By:  One Palmer Square Associates
                                           III L.P., General Partner

                                           By   /S/ KATHLEEN K. SCHOEMAKER
                                                    General Partner


                                           DP III ASSOCIATES, L.P.
                                           By:  One Palmer Square Associates
                                           III L.P., General Partner

                                           By   /S/ KATHLEEN K. SCHOEMAKER
                                                    General Partner

                                           DOMAIN ASSOCIATES, L.L.C.


                                           By   /S/ KATHLEEN K. SCHOEMAKER
                                                    Managing Member

Date: January 27, 2000